# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Utz Brands, Inc., CIK 0001739566
CUSIP: 918090101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 900 High Street, Hanover, Pennsylvania (PA), 17331
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001189715

## Reporting persons
- Roger K. Deromedi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,772,885; shared voting power 0; sole dispositive power 4,772,885; shared dispositive power 0; aggregate amount beneficially owned 4,772,885 (5.54% of the class)
  Comment: The reported percentage is calculated based upon 86,201,901 shares of Class A Common Stock ("Class A Shares") outstanding as of July 28, 2025, as reported on the Issuer's Form 10-Q filed with the Securities & Exchange Commision ("SEC") on July 31, 2025.

## Item 1. Issuer
Name of issuer: Utz Brands, Inc.
Address of issuer's principal executive offices: 900 High Street, Hanover, PA 17331

## Item 2. Person Filing
Name of person filing: This statement is filed by Roger K. Deromedi, referred to herein as "Mr. Deromedi" and the "Reporting Person."
Address of principal business office or, if none, residence:
C/O Utz Brands, Inc.
900 High Street
Hanover, PA 17331
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

The reported percentage is calculated based upon 86,201,901 Class A Shares outstanding as of July 28, 2025, as reported on the Issuer's Form 10-Q filed with the SEC on July 31, 2025.

Of the Class A Shares included in this Statement, (i) 2,516,736 are directly held by the Roger K. Deromedi Revocable Trust 2/11/2000 Amended and Restated 11/9/2011 (the "Revocable Trust"), (ii) 461,401 are directly held by Roger K. Deromedi Irrevocable Grantor Retained Annuity Trust dated 11/01/2021 (the "2021 GRAT"), (iii) 25,379 are directly held by Mr. Deromedi, (iv) 360,000 are directly held by the Roger K. Deromedi Irrevocable Generation Skipping Trust dated October 1, 2020, Sandra E. Deromedi, Trustee, FBO Sandra E. Deromedi (the "Irrevocable Trust"), (v) 409,369 are directly held by the Roger K. Deromedi Irrevocable Grantor Retained Annuity Trust (GRAT) u/a/d 2/22/2024 (the "2024 GRAT 1") and (vi) 1,000,000 are directly held by Roger K Deromedi Irrevocable Grantor Retained Annuity Trust (GRAT) u/a/d 11/19/2024 (the "2024 GRAT 2"). The Reporting Person holds voting and dispositive power over the Revocable Trust, the 2021 GRAT, the 2024 GRAT 1 and the 2024 GRAT 2, and therefore may be deemed to be the beneficial owner of those aforementioned securities. The Reporting Person's spouse holds voting and dispositive power over the Irrevocable Trust and therefore Mr. Deromedi disclaims beneficial ownership of the shares held by the Irrevocable Trust.

The filing of this Statement shall not be construed as an admission that the Reporting Person, his spouse or any of the entities mentioned herein, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Roger K. Deromedi: /s/ Roger K. Deromedi, Roger K. Deromedi (10/10/2025)